Exhibit 99.3

Postmedia Network Canada Corp. Adopts Advance Notice By-Law

October 25, 2013 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today announced the approval and adoption by its board of directors (the “Board”) of amendments to its by-laws to include advance notice provisions (the “Advance Notice Provisions”), the purpose of which is to require advance notice to be provided to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to: (i) a requisition of a meeting of shareholders made pursuant to the provisions of the Canada Business Corporations Act; or (ii) a shareholder proposal made pursuant to the provisions of that Act.

The purpose of the Advance Notice Provision is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. Among other things, the Advance Notice Provision fixes a deadline by which shareholders of the Company must submit nominations to the Company prior to any annual or special meeting of the shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

In the case of an annual meeting of the shareholders of the Company, notice to the Company must be made not less than 30 days and no more than 65 days prior to the date of the annual meeting; provided, however, in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice Provision is effective immediately and will be placed before shareholders for ratification at the upcoming annual general and special meeting of shareholders of the Company scheduled for January 9, 2014. A copy of the by-law amendment can be viewed by going to the Company’s profile at www.sedar.com.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B), is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

For more information:

Phyllise Gelfand

Vice President, Communications

(416) 442-2936

pgelfand@postmedia.com